ANNEX 2 — ANNOUNCEMENTS

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc
1-3 Strand
London
WC2N 5EH
United Kingdom

Update — Routine announcements in the period from
1 March to 25 April 2013

25 April 2013

National Grid plc (‘National Grid’)

Notification of Board changes

National Grid today confirms, as expected, that Ken Harvey and George Rose will not be standing for re-election at the 2013 Annual General Meeting (AGM) to be held on 29 July 2013, and will step down from the Board following the conclusion of the AGM.

Ken Harvey, Senior Independent Director from October 2004 and Remuneration Committee chairman, was appointed to the board of Lattice Group plc in 2000 and has been on the Board of National Grid since the merger in 2002. Jonathan Dawson will take over as Remuneration Committee chairman and Mark Williamson will succeed Ken as Senior Independent Director.

George Rose has also been on the Board since 2002, following his appointment to the board of Lattice Group plc in 2000, and has been Audit Committee chairman for over ten years. Mark Williamson will take over from George as Audit Committee chairman. Additionally, following a review of Committee membership, Mark will step down from the Finance Committee and join the Remuneration Committee.

All the changes set out above will take effect following the conclusion of the AGM on 29 July 2013.

CONTACTS
National Grid:
Investors Andy Mead Tom Hull Media Chris Mostyn Brunswick Tom Burns	+44 (0) 20 7004 3166 +44 (0) 20 7004 3172 +44 (0) 20 7004 3149 +44 (0) 20 7404 5959	+44 (0) 7724 827710 (m)

National Grid (LSE: NG; NYSE: NGG) is an electricity and gas company that connects consumers to energy sources through its networks. In Britain, we run the gas and electricity systems that our society is built on, delivering gas and electricity across the country.  In the North Eastern US, we connect more than seven million gas and electric customers to vital energy sources, essential for our modern lifestyles. More information at www.nationalgrid.com and images available at www.flickr.com/photos/national—grid/sets

12 April 2013

National Grid plc (‘National Grid’)

Director’s Other Appointment

In accordance with Listing Rule 9.6.14(2), National Grid notes the announcement by Newcrest Mining Limited, listed on the Australian Stock Exchange, that our Non-executive Director Philip Aiken has today been appointed to its board as a non-executive director.

Contact:
D C Forward,
Assistant Secretary
0207 004 3226

National Grid plc (“NG”)

8th April 2013

Notification of Directors’ Interests

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through Ogier Corporate Services (UK) Ltd as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 36,280 NG ordinary shares under the scheme was confirmed by the Trustee late Friday, 5th April, the shares having been purchased in the market on the same day, at a price of 782.4082 pence per share, on behalf of some 3,000 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Steven Holliday	16 Ordinary Shares

Andrew Bonfield	16 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Steven Holliday	2,157,275 Ordinary Shares

Andrew Bonfield	767,298 Ordinary Shares

Contact: Robin Kerner, Assistant Secretary, Shareschemes (0207 004 3223).

5th April 2013

National Grid plc (National Grid)

Notification of Major Interest in National Grid Ordinary Shares

National Grid today received a notification on Form TR-1 from The Capital Group Companies, Inc. that its total interest in National Grid voting ordinary shares was, at 3 April 2013, at 11.02%, a total of 404,063,006 shares (previously notified at 21 February 2013 at 10.905%, a total of 399,638,038 shares).

This notice is given in fulfilment of National Grid’s obligations under the FSA’s Disclosure and Transparency Rules.

D C Forward
Assistant Secretary
0207 004 3226

2 April 2013

National Grid plc (National Grid)

Voting Rights and Capital Update

National Grid’s registered capital as at 31 March 2013 consisted of 3,794,575,998 ordinary shares, of which 129,231,371 are held as treasury shares; leaving a balance of 3,665,344,627 shares with voting rights.

The figure of 3,665,344,627 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Contact:  D C Forward, Assistant Secretary, (0207 004 3226)

14 March 2013

National Grid plc
Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Prospectus dated 14 March 2013 in relation to NGG Finance plc’s €1,250,000,000 Fixed Rate Resettable Capital Securities due 2076 and its £1,000,000,000 Fixed Rate Resettable Capital Securities due 2073, each unconditionally and irrevocably guaranteed by National Grid plc

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/0576A—1-2013-3-14.pdf

For further information, please contact:

Kwok Liu
Head of Capital Markets, Treasury
National Grid, 1-3 Strand, London. WC2N 5EH
Tel: +44 (0) 20 7004 3367

IMPORTANT INFORMATION

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

The securities referred to in the Prospectus have not been and will not be registered under the United States Securities Act of 1933 (the “Securities Act”) and are subject to US tax law requirements. Subject to certain exceptions, securities may not be offered, sold or delivered in the United States or to or for the account of US persons (as defined in Regulation S under the Securities Act).

Your right to access this service is conditional upon complying with the above requirement.

National Grid plc (“NG”)

8th March 2013

Notification of Directors’ Interests

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through Ogier Corporate Services (UK) Ltd as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 38,503 NG ordinary shares under the scheme was confirmed by the Trustee late yesterday, 7th March, the shares having been purchased in the market on the same day, at a price of 735 pence per share, on behalf of some 3,000 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Steven Holliday	17 Ordinary Shares

Andrew Bonfield	17 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Steven Holliday	2,157,259 Ordinary Shares

Andrew Bonfield	767,282 Ordinary Shares

Contact: Robin Kerner, Assistant Secretary, Shareschemes (0207 004 3223).

7 March 2013

National Grid plc (‘National Grid’)

Notification of Directors’ Interests on Appointment

Following the announcement of Jonathan Dawson’s appointment to the Board with effect from 4 March 2013, National Grid confirms that no further information is required to be disclosed pursuant to LR 9.6.13R of the Listing Rules of the UK Financial Services Authority in relation to the appointment of Jonathan Dawson as a Director of National Grid plc.

CONTACT

Alice Morgan
Assistant Company Secretary

0207 004 3228

National Grid plc (‘NG’)

5 March 2013

Block Listing Interim Return

NB: References are to NG Ordinary shares of 11 17/43p.

1. Name of Company	National Grid plc

2. Name of Scheme	Employee Shareschemes

3. Period	1 September 2012 to 28 February 2013

4. Shares not issued at end of last period	1,289,177

5. Shares issued/allotted during period:	Nil

6. Balance not yet issued/allotted at end of period and currently:	1,289,177

7. No. of shares originally listed and date of admission:
On 1 August 2005, following NG’s
capital consolidation, a total of
2,712,727,627 New Ordinary Shares
of 11 17/43pence were in
issue.
As at 28 February 2013, total
shares in issue were 3,794,575,998
of which, 129,839,846
are held as treasury shares,
leaving a balance of 3,664,736,152
shares with voting rights.

Note: Sharescheme operations continue to be satisfied by transfer of treasury shares, hence a further nil return.

Contact: Arit Amana (020 7004 3116)

1 March 2013

National Grid plc (National Grid)

Voting Rights and Capital Update

National Grid’s registered capital as at 28 February 2013 consisted of
3,794,575,998 ordinary shares, of which 129,839,846 are held as treasury shares; leaving a balance of 3,664,736,152 shares with voting rights.

The figure of 3,664,736,152 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Contact:  D C Forward, Assistant Secretary, (0207 004 3226).